UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

CAPROCQ CORE REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-3797711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 Allied Drive, Suite 1715 Little Rock, Arkansas 72202
(Full mailing address of principal executive offices)

(501) 725-5530
(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of CapRocq Core REIT, Inc., a Maryland corporation, referred to herein as “we”, “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.  Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated March 17, 2017 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS,” which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1687237/000114420417018635/v463284_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report.  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report.  The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

We were incorporated as a Maryland corporation on August 24, 2016. Our company’s objective is to identify, acquire, own, operate and sell a portfolio of commercial properties primarily in the Heartland of the United States, which we describe as the region bounded by the Rockies to the west, the eastern seaboard to the east, the rust belt to the north, and the Gulf of Mexico to the south, primarily through the acquisition of individual commercial investment properties, or Investments, or through portfolios of Investments. The company will focus on the acquisition of individual Investments, generally ranging in value from $2,000,000 to $25,000,000.

We have not yet commenced active operations.

We intend to make an election to be taxed as a REIT under Section 856(c) of the Internal Revenue Code. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains and income from operations or sales through a TRS). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Results of Operations

We have not yet commenced business operations, as we are currently in our organizational and development stage. We do not intend to begin our operations until we have sold at least the minimum offering amount of $4,250,000 in shares of our common stock necessary to close on the offering of our common stock described in the Final Offering Circular, or the offering. As we currently do not own any assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the commercial real estate industry and real estate generally, that may be reasonably anticipated to have a material impact on either our capital resources, or the revenues or incomes to be derived from the operation of our assets.

1

Operating Results

We intend to operate on a fiscal year basis from January 1 to December 31. We have not yet had any operations.

Liquidity and Capital Resources

As of June 30, 2017, we had cash on hand of $100.00. We expect that the proceeds from the offering will significantly improve our financial performance through changes in our capital structure, enabling us to further implement our acquisition strategy, and increase cash flows. We have identified no additional material internal or external sources of liquidity.

We anticipate that raising our minimum offering proceeds will sufficiently capitalize us to acquire and operate the Village on the Creeks—Colgate Property (as defined in the Final Offering Circular), and that we will not require any additional funds in order to operate the Village on the Creeks—Colgate Property over the six months following the initial closing of the offering. We cannot predict with any certainty the timing of any expenditures beyond our initial investment in the Village on the Creeks—Colgate Property.

Item 2.	Other Information

None.

2

Item 3.	Financial Statements

3

CAPROCQ CORE REIT, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET, JUNE 30, 2017 (UNAUDITED) AND DECEMBER 31, 2016 (AUDITED)

	June 30, 2017 (unaudited)	December 31, 2016 (audited)

ASSETS

Cash and cash equivalents	$100	$100
Deferred offering costs	266,774	143,263

TOTAL ASSETS	$266,874	$143,363

LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES:
Accounts payable	$49,594	$43,863
Due to related party	245,135	105,509

TOTAL LIABILITIES	294,729	149,372

SHAREHOLDERS' DEFICIT
Common stock, $0.001 par value; 750,000,000 shares authorized; 3 shares issued and outstanding	-	-
Preferred stock, $0.001 par value; 250,000,000 shares authorized; no shares issued and outstanding	-	-
Paid in capital	100	100
Retained deficit	(27,956)	(6,109)
Total shareholders' deficit	(27,856)	(6,009)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$266,874	$143,363

See Notes to Consolidated Financial Statements.

4

CAPROCQ CORE REIT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS, FOR THE PERIOD FROM
JANUARY 1, 2017 THROUGH JUNE 30, 2017 (UNAUDITED)

REVENUE:	$-

OPERATING EXPENSES:
Organizational costs	21,847
Total operating expenses	21,847

NET OPERATING LOSS	(21,847)

OTHER INCOME (EXPENSE):
Other income (expense), net	-

NET LOSS	$(21,847)

EARNINGS PER SHARE
Earnings (loss) per common share, basic and diluted	$(7,282)
Weighted average number of common shares outstanding, basic and diluted	3

See Notes to Consolidated Financial Statements.

In the opinion of management, all adjustments necessary, in order to make the interim financial statements not misleading, have been included.

5

CAPROCQ CORE REIT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT, FOR THE
PERIOD FROM JANUARY 1, 2017 THROUGH JUNE 30, 2017 (UNAUDITED)

	Common Stock		Paid in	Retained
	Shares	Amount	Capital	Deficit	Total

BALANCE, JANUARY 1, 2017	3	$-	$100	$(6,109)	$(6,009)
Common stock sold	-	-	-	-	-
Net loss	-	-	-	(21,847)	(21,847)

BALANCE, JUNE 30, 2017	3	$-	$100	$(27,956)	$(27,856)

See Notes to Consolidated Financial Statements.

6

CAPROCQ CORE REIT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS, FOR THE PERIOD
FROM JANUARY 1, 2017 THROUGH JUNE 30, 2017 (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,847)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
Deferred offering costs	(123,511)
Accounts payable	5,731
Due to related party	139,626
Total adjustments	21,847
Net cash provided by (used in) operating activities	-

NET INCREASE IN CASH AND CASH EQUIVALENTS	-

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	100

CASH AND CASH EQUIVALENTS, END OF PERIOD	$100

NONCASH FINANCING ACTIVITIES:
Deferred offering costs included in accounts payable and due to related party	$123,511

See Notes to Consolidated Financial Statements.

7

CAPROCQ CORE REIT, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, JUNE 30, 2017

1.	ORGANIZATION

CapRocq Core REIT, Inc. (the “Company”) was formed on August 24, 2016, as a Maryland corporation, to acquire, reposition, renovate, lease and manage commercial income-producing real estate. The Company is externally managed and advised by CapRocq Core Advisors, LLC, a Delaware limited liability company (the “Manager”). The Manager will make all investment decisions.

As of June 30, 2017, the Company has not yet commenced operations and has not entered into any contracts to acquire properties. The Company formed a subsidiary, CapRocq Core Holdings, L.P., a Delaware limited partnership (the “Operating Partnership”) on August 25, 2016. Substantially all of the Company’s assets will be held by, and operations will be conducted through, the Operating Partnership. The Company is the sole general partner of the Operating Partnership. On July 8, 2016, CapRocq Core III, LLC, an Arkansas limited liability company (“Core III”) was formed to serve as the underwriting entity for the Company and incur offering costs associated with establishing the Company.

On November 23, 2016, the Company filed with the United States Securities and Exchange Commission (the “SEC”) an offering statement on Form 1-A (the “Offering Statement”) pursuant to Regulation A under the Securities Act of 1933, as amended. The Offering Statement was qualified by the SEC on March 31, 2017. Pursuant to the offering circular contained in the Offering Statement, the Company commenced the offering of a minimum of $4,250,000 and a maximum of $50,000,000 in shares of its common stock for a fixed price of $10.00 per share. The Company is currently raising capital to meet the minimum offering amount pursuant to the offering statement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the resources and financial activities of the Company and its subsidiary, and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Organizational and Offering Costs

Organization and offering costs of the Company are initially being paid by Core III on behalf of the Company. Costs paid by Core III are classified on the accompanying consolidated balance sheet as due to related party. Organization costs are expensed as incurred and offering costs, when incurred, are deferred and charged against the gross proceeds of the offering when received or written off in the event that the offering is not successfully completed. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including accountants’ and attorneys’ fees. The Company will be obligated to reimburse Core III for organization and offering costs paid by them on behalf of the Company.

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Earnings per Common Share

Earnings per common share has been computed on the basis of the weighted-average number of common shares outstanding during each period presented.

Income Taxes

The Company elected to be taxed as a Corporation under the Internal Revenue Code of 1986, as amended, for the taxable year ending December 31, 2016. The Company intends to elect to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2017. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to United States federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. The Company is subject to United States federal, state, and local income tax examination by tax authorities since August 24, 2016, the date of inception.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a single comprehensive revenue recognition model for all contracts with customers and will supersede most existing revenue guidance. This guidance requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange. Transition options include either a full or modified retrospective approach. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 by one year to December 15, 2017, for public business entities and for interim and annual reporting periods beginning after that date and permits early adoption of the standard, but not before the original effective date of annual reporting periods beginning after December 15, 2016. The Company expects to adopt this guidance when effective and is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 is intended to improve financial reporting about leasing transactions. The ASU will require lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on this classification as a finance (formerly capital) or operating lease. However, unlike current GAAP that requires only capital leases to be recognized on the balance sheet the new ASU will require both types of leases (i.e. operating and finance) to be recognized on the balance sheet. The FASB lessee accounting model will continue to account for both types of leases. The finance lease will be accounted for in substantially the same manner as capital leases are accounted for under existing GAAP. The pattern of expense recognition for an operating lease will be accounted for in a manner similar to operating leases under existing GAAP; however, companies will recognize a lease liability and a lease asset for operating leases under this ASU. The leasing standard will be effective for public business entities beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements.

9

In March 2016, FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. In conjunction with the assessment of ASU 2014-09, the Company is currently evaluating the impact of this new guidance.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting. In May 2016, the FASB also issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. ASU 2016-10 provides more detailed guidance with respect to identifying performance obligations and accounting for licensing arrangements, including intellectual property licenses, royalties, license restrictions and renewals. ASU 2016-11 rescinds several SEC Staff announcements that are codified in Topic 605: Revenue Recognition, including, among other items, guidance relating to accounting for consideration given by a vendor to a customer, as well as accounting for shipping and handling fees and freight services. ASU 2016-12 provides clarification to Topic 606 on how to assess collectability, present sales tax, treat noncash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. The effective date and transition requirements for each of these amendments are the same as the effective date and transition requirements of ASU 2014-09. In conjunction with the assessment of ASU 2014-09, the Company is currently evaluating the impact that these amendments will have on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. ASU 2016-17 modifies existing guidance with respect to how a decision maker that holds an indirect interest in a variable interest entity (“VIE”) through a related party under common control determines whether it is the primary beneficiary of the VIE as part of the analysis of whether the VIE would need to be consolidated. Under ASU 2016-17, a decision maker would need to consider only its proportionate indirect interest in the VIE held through a related party under common control. As a result of ASU 2016-17, in certain cases, previous consolidation conclusions may change. ASU 2016-17 is effective for public business entities for annual reporting periods beginning after December 15, 2016, including interim periods within those fiscal years. The Company adopted ASU 2016-17 during the period from January 1, 2017 through June 30, 2017. There was no impact to the Company’s consolidated financial statements from the adoption of ASU 2016-17.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This guidance clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance will become effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those periods. The Company is currently evaluating the impact of this guidance and its impact on the consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company's financial position, results of operations and cash flows.

10

3.	EQUITY

The Company is authorized to issue up to 750,000,000 shares of common stock at $0.001 par value per share and 250,000,000 shares of preferred stock at $0.001 par value per share. The aggregate value of all authorized shares having par value is $1,000,000. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s board of directors. The board of directors is authorized, without further stockholder action, to provide for the issuance of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as the board of directors approves. As of June 30, 2017, three shares of common stock had been issued.

4.	RELATED PARTY ARRANGEMENTS

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company. The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

5.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through September 25, 2017, the date which the consolidated financial statements were available to be issued, for recognition or disclosure.

11

Village on the Creeks - Colgate

STATEMENT OF REVENUES AND CERTAIN EXPENSES (UNAUDITED)

For the Six Months ended June 30, 2017

REVENUES:
Net rent revenue	$492,764
Tenant charges	1,449
Total revenues	494,213

CERTAIN EXPENSES:
Utilities	27,254
Repair and maintenance expenses	16,761
Taxes and insurance expense	33,182
Other operating expenses	1,451
Total certain expenses	78,648

Revenues in excess of expenses	$415,565

See Accompanying Notes (UNAUDITED)

12

Village on the Creeks - Colgate

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES (UNAUDITED)

For the Six Months ended June 30, 2017

Note 1. Basis of Presentation

The accompanying statement of revenues and certain expenses (unaudited) include the operations of Village on the Creeks - Colgate (the “Property”), an office building located in Rogers, Arkansas. The property is owned by CapRocq VOC, LLC, which is owned by CapRocq Core Real Estate Fund II (the “Partnership”).

The accompanying statement of revenues and certain expenses (unaudited) relate to the Property and has been prepared for the purpose of complying with Article 8 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the six month period presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Property, have been excluded. Such items include depreciation, amortization, property management fees, and interest expense. Property management fees include certain maintenance services provided by the property manager.

Note 2. Nature of Business and Summary of Significant Accounting Policies

Basis of accounting:

The financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) except as discussed in Note 1 above.

Revenue recognition:

The Property recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Property is generally the primary obligor with respect to purchasing goods and services from third-party suppliers and bears the associated credit risk.

Income taxes:

The Partnership is not directly subject to income taxes under the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statement. As of June 30, 2017, CapRocq VOC, LLC’s tax years since inception in 2014 are subject to examination.

Use of estimates in the preparation of financial statement:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements:

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Village on the Creeks - Colgate

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES (UNAUDITED)

For the Six Months ended June 30, 2017

In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contract with Customers (Topic 606), which establishes a single comprehensive revenue recognition model for all contracts with customers and will supersede most existing revenue guidance. This guidance requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange. Transition options include either a full or modified retrospective approach. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 by one year to December 15, 2017, for public business entities and for interim and annual reporting periods beginning after that date and permits early adoption of the standard, but not before the original effective date of annual reporting periods beginning after December 15, 2016. The Property expects to adopt this guidance when effective and is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 is intended to improve financial reporting about leasing transactions. The ASU will require lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on this classification as a finance (formerly capital) or operating lease. However, unlike current GAAP that requires only capital leases to be recognized on the balance sheet, the new ASU will require both types of leases (i.e. operating and finance) to be recognized on the balance sheet. The FASB lessee accounting model will continue to account for both types of leases. The finance lease will be accounted for in substantially the same manner as capital leases are accounted for under existing GAAP. The pattern of expense recognition for an operating lease will be accounted for in a manner similar to operating leases under existing GAAP; however, lessees will recognize a lease liability and a lease asset for operating leases under this ASU. The leasing standard will be effective for public business entities beginning after December 15, 2018. Early adoption is permitted. The Property is currently evaluating the impact of ASU 2016-02 on its financial statement.

In March 2016, FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. In conjunction with the assessment of ASU 2014-09, the Property is currently evaluating the impact of this new guidance.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting. In May 2016, the FASB also issued ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. ASU 2016-10 provides more detailed guidance with respect to identifying performance obligations and accounting for licensing arrangements, including intellectual property licenses, royalties, license restrictions and renewals. ASU 2016-11 rescinds several Securities and Exchange Commission staff announcements that are codified in Topic 605: Revenue Recognition, including, among other items, guidance relating to accounting for consideration given by a vendor to a customer, as well as accounting for shipping and handling fees and freight services. ASU 2016-12 provides clarification to Topic 606 on how to assess collectability, present sales tax, treat noncash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. The effective date and transition requirements for each of these amendments are the same as the effective date and transition requirements of ASU 2014-09. In conjunction with the assessment of ASU 2014-09, the Property is currently evaluating the impact that these amendments will have on its financial statement.

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Village on the Creeks - Colgate

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES (UNAUDITED)

For the Six Months ended June 30, 2017

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Property or are not expected to have a significant impact on the Property's financial position, results of operations and cash flows.

Note 3. Minimum Future Lease Rentals

There are various lease agreements in place with tenants to lease space in the Property. As of June 30, 2017, the minimum future cash rents receivable under noncancelable operating leases in each of the next five years ending June 30 and thereafter are as follows:

2018	$984,773
2019	811,441
2020	651,759
2021	393,949
2022	259,850
Thereafter	1,252,379
Total	$4,354,151

Leases generally require reimbursement of the tenant’s proportional share of real estate taxes and other operating expenses, which are excluded from the amounts above.

Note 4. Tenant Concentrations

For the six months ended June 30, 2017, three tenants represented 35%, 32%, and 17% of the Property’s rental revenues. As of June 30, 2017, these same three tenants represented 27%, 10%, and 42% of minimum future cash rents receivable.

Note 5. Related Party

Affiliates of the Property provide property management services to the Property. Total fees incurred were $19,338 for the six months ended June 30, 2017, which is not included in expenses in the accompanying financial statement as discussed in Note 1.

Note 6. Subsequent Events

The Property evaluated subsequent events for recognition and disclosure through September 25, 2017, the date the financial statement was available to be issued.

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Item 4.	Exhibits

Exhibit Number	Description
2.1	Articles of Incorporation of CapRocq Core REIT, Inc., incorporated by reference to Exhibit 2.1 of the Company’s Form 1-A filed on November 23, 2016
2.2	Bylaws of CapRocq Core REIT, Inc., incorporated by reference to Exhibit 2.2 of the Company’s Form 1-A filed on November 23, 2016
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 of the Company’s Form 1-A/A filed on February 3, 2017
6.1	Agreement of Limited Partnership of CapRocq Core Holdings, L.P.
6.2	Advisory Agreement by and among CapRocq Core REIT, Inc., CapRocq Core Holdings, L.P. and CapRocq Core Advisors, LLC
6.3	Purchase and Sale Agreement (Village on the Creeks—Colgate Property) by and between CCR VOC, LLC. and CapRocq VOC, LLC, dated November 18, 2016, incorporated by reference to Exhibit 6.3 of the Company’s Form 1-A filed on November 23, 2016
6.4	API & Data License Agreement by and between Direct Transfer, LLC and CapRocq Core REIT, Inc., dated January 26, 2017, incorporated by reference to Exhibit 6.4 of the Company’s Form 1-A/A filed on February 3, 2017
8.1	Subscription Escrow Agreement between and among Regions Bank, Boustead Securities, LLC and CapRocq Core REIT, Inc.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPROCQ CORE REIT, INC.,
a Maryland corporation

Date: September 25, 2017	By:	/s/ Franklin McLarty
Franklin McLarty
President and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 25, 2017	By:	/s/ Franklin McLarty
Franklin McLarty
President and Director
(Principal Executive Officer)

Date: September 25, 2017	By:	/s/ Beau Blair
Beau Blair
Chief Operating Officer, Treasurer, Secretary and Director
(Principal Accounting Officer and Principal Financial Officer)

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